UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sterlite Gold Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

859735102

(CUSIP Number)

Koba Nakopia, B. Ordynka, 44/4, Moscow, 119017, +7 495 980 6454

Copies to:

Dee Rajpal

Ian Putnam

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859735102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GeoProMining Ltd. S.S. or I.R.S. Identification No. of Above Person N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 223,417,031*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 223,417,031*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 223,417,031*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.2%**

14.	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the Common Shares (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Deposit Agreement (as defined below) described in Item 4 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the 223,417,031 Common Shares (as defined below) referred to in Row (7) and Row (9) for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of this percentage is based on representations by the Significant Shareholders (as defined below) that they collectively, as of August 14, 2007, beneficially own an aggregate of 223,417,031 Common Shares (as defined below) of the 265,290,997 Common Shares (as defined below) issued and outstanding.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common shares (the “Common Shares”) of Sterlite Gold Ltd. (the “Company”), a corporation existing under the laws of the Yukon Territory, Canada.  The Company’s principal executive offices are located at 44 Hill Street, London, United Kingdom.

Item 2.	Identity and Background

This Schedule 13D is filed by GeoProMining Ltd., a corporation incorporated under the laws of the British Virgin Islands (the “Reporting Person”).

The Reporting Person is a private diversified resource holding company with a portfolio of quality exploration and mining projects.  The Reporting Person invests in the mining and basic metals industry worldwide with a specific focus on the Commonwealth of Independent States (CIS) region.

The address of the Reporting Person’s principle office is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Please see Schedule A for the names, offices held and citizenships of the directors of the Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, the Reporting Person has entered into a Deposit Agreement (the “Deposit Agreement”) with Vedanta Resources plc, Welter Trading Limited and Twin Star International Limited (the “Significant Shareholders”) shareholders of the Company to acquire the Common Shares pursuant to a tender offer made to all the shareholders of the Company.  The Reporting Person has not paid any funds to the Significant Shareholders in connection with the execution and delivery of the Deposit Agreement.  The Offer made by the Reporting Person (as described in Item 4) was made in reliance upon the entering into of the Deposit Agreement.  It is expected that the Reporting Person will pay an aggregate of U.S.$85,903,848 for the 223,417,031 Common Shares or U.S.$0.3845 in cash per Common Share upon the completion of the Offer.

Item 4.	Purpose of Transaction
The purpose of the acquisition is to enable the Reporting Person to acquire all of the outstanding Common Shares of the Company. As more fully described in the Reporting

Person’s take-over bid circular dated August 22, 2007 (the “Circular”), the Reporting Person has offered to purchase, at a purchase price of U.S.$0.3845 in cash per Common Share, all of the Company’s issued and outstanding Common Shares (the “Offer”).  The Offer and Circular (collectively the “Offer to Purchase”) were filed with the United States Securities and Exchange Commission on August 22, 2007 as exhibit 99.1.1 to the Schedule 14D-1F of the Reporting Person.  The disclosure in this Item 4 is qualified in its entirety by reference to the Offer to Purchase which is incorporated herein by reference.

On August 14, 2007, the Deposit Agreement became effective in accordance with its terms.  Pursuant to the Deposit Agreement, among other things, the Reporting Person agreed to make the Offer and the Significant Shareholders agreed to irrevocably accept the Offer and to deposit or cause to be deposited under the Offer (directly or indirectly) all of the Common Shares which they own or over which they exercise control and thereafter to not withdraw or take any action to withdraw the Common Shares deposited under the Offer (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which the Significant Shareholders might have, other than those under the Deposit Agreement), provided that the Significant Shareholders may do so in the event that the Deposit Agreement is terminated in accordance with its terms. The Significant Shareholders have represented to the Offeror that, as at August 14, 2007, they were the beneficial owners of an aggregate of 223,417,031 Shares.  These Shares represent in the aggregate approximately 84.2% of the issued and outstanding Shares.

Each Significant Shareholder made certain covenants pursuant to the Deposit Agreement as described in Section 4 (“Agreements Related to the Offer – Deposit Agreement”) of the Circular incorporated herein by reference.

Under the Deposit Agreement, the Significant Shareholders also agreed that until the expiry of the Offer, unless the Reporting Person consents, they shall use their commercially reasonable best efforts to ensure that the Company and its subsidiaries comply with certain covenants relating to the conduct of its and their businesses.

The Deposit Agreement may be terminated in certain circumstances as described in Section 4 (“Agreements Related to the Offer – Deposit Agreement”) of the Circular incorporated herein by reference.

The foregoing summary of the Deposit Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 99.1, and is incorporated herein by reference.

If a sufficient number of outstanding Common Shares are acquired through the Offer, the Reporting Person intends to acquire all remaining Common Shares in either a subsequent acquisition transaction or a compulsory acquisition, in each case as described in Section 16 (“Acquisition of Shares Not Deposited Under the Offer”) of the Circular incorporated herein by reference.

Subject to applicable laws, the Reporting Person intends to cause the Company to take steps toward the elimination of its public reporting requirements under applicable Canadian and U.S. securities laws and to delist the Common Shares from the Toronto Stock Exchange.

The Reporting Person reserves the right to change their plans and intentions at any time, as they deem appropriate.

Except as set forth above and in the Circular, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)            Upon the Deposit Agreement becoming effective, the Reporting Person may be deemed to have acquired “beneficial ownership” (based on the definition of such term in Rule 13d-3 under the Act) of 223,417,031 Common Shares, representing approximately 84.2% of the outstanding Common Shares. The calculation of this percentage is based on representations by the Significant Shareholders that they collectively, as of August 14, 2007, beneficially own an aggregate of 223,417,031 Common Shares of the 265,290,997 Common Shares issued and outstanding.

                          Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Shares subject to the Deposit Agreement for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                          To the Reporting Persons’ knowledge, except as set forth in Annex A to this Statement, other persons named in Item 2 do not beneficially own, within the meaning of Rule 13d-3 under the Act, any Common Shares.

(b)           The Reporting Person may be deemed, by virtue of the entering into of the Deposit Agreement, to have the sole power to direct the voting and disposition of 223,417,031 Common Shares of the Company.

(c)            Except with respect to the entering into of the Deposit Agreement as described in Items 3 and 4 above, within the last 60 days there have been no reportable transactions related to the Common Shares by the persons named in Item 2.

(d)           Not applicable.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for: (i) the Deposit Agreement described in Items 3 and 4 above and in Section 4 (“Agreements Related to the Offer – Deposit Agreement”) of the Circular incorporated herein by reference; (ii) the Deposit Escrow Agreement described in Section 4 (“Agreements Related to the Offer – Deposit Escrow Agreement and Bid Escrow Agreement”) of the Circular incorporated herein by reference; and (iii) the Bid Escrow Agreement described in Section 4 (“Agreements Related to the Offer – Deposit Escrow Agreement and Bid Escrow Agreement”) of the Circular incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Deposit Agreement effective in accordance with its terms on August 14, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2007
Date

GEOPROMINING LTD.

(Signed) “Koba Nakopia”
Signature
Koba Nakopia as attorney for GeoProMining Ltd.
Name/Title

ANNEX A

Unless otherwise indicated, the business address of the directors of the Reporting Person is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands

To the knowledge of the Reporting Person, none of its respective directors have been convicted in a criminal proceeding or were or are subject to a civil judgment of the type described in clauses (d) or (e) of Item 2 of the Statement.

Directors of GeoProMining Ltd.

Name	Office Held at GeoProMining Ltd.	Citizenship

Sean Lee Hogan	Director	British
Jason Hughes	Director	British